UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C/A

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
X Form C/A: Amendment to Offering Statement
   X   Check box if Amendment is material and investors must reconfirm within five business days.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer
TruckBux Inc.

Legal status of issuer

       Form
       C-Corporation

       Jurisdiction of Incorporation/Organization
       Delaware

       Date of organization
       November 12, 2019

Physical address of issuer
701 Brazos Street, Austin, TX, 78701

Website of issuer
https://truckbux.com/

Name of intermediary through which the offering will be conducted
SI Securities, LLC

CIK number of intermediary
0001603038

SEC file number of intermediary
008-69440

CRD number, if applicable, of intermediary
170937

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering
7.5% of the amount raised

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest
SI Securities will receive equity compensation equal to 5% of the number of securities sold.

Type of security offered
Crowd Note

Target number of Securities to be offered
N/A

Price (or method for determining price)
Determined in conjunction with a broker-dealer.

Target offering amount
$25,000

Oversubscriptions accepted:
☑ Yes
☐ No

Oversubscriptions will be allocated:
☐ Pro-rata basis
☑ First-come, first-served basis
☐ Other:

Maximum offering amount (if different from target offering amount)
$1,000,000

Deadline to reach the target offering amount
August 7, 2020

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no Securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees
3

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	$13,124	$20,404
Cash & Cash Equivalents	$10,457	$20,404
Accounts Receivable	N/A	N/A
Short-term Debt	N/A	$5,000
Long-term Debt	$123,000	$60,000
Revenues/Sales	$12,532	$680
Cost of Goods Sold	$80,479	$54,160
Taxes Paid	N/A	N/A
Net Income	$67,947	$48,480

The jurisdictions in which the issuer intends to offer the Securities:

Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

The Form C is being amended herein to disclose certain marketing materials distributed by Truckbux, Inc. (the "Issuer") in violation of the Regulation CF advertising restrictions.

During the course of the Issuer's offering under Regulation CF, the Issuer made numerous posts on social media and marketed the offering in violation of Regulation CF advertising restrictions. As a result of these violations, the Issuer may be unable to rely on a registration exemption in the sale of its securities. A non-exclusive set of the marketing materials distributed by the Issuer are attached as Exhibit A.

As a consequence of violating the exemption, investors may have the ability to exercise a right of rescission of the securities sold in the offering, to the extent any closing occurs. Rescission would allow all investors who purchased securities under the offering the ability to sell their securities back to the Issuer for the amount that was originally paid, plus interest. This may significantly impair the Issuer's available capital and their ability to raise subsequent capital. Other potential liabilities include civil suits by shareholders, as well as SEC or state specific sanctions.

Exhibit A



Nick Nanakos • 2nd
Founder, CEO at TruckBux
22h • Edited •

Very excited to announce that TruckBux has surpassed our funding goal of $250,000 during our 45-day SeedInvest campaign!

Not only have we raised $274,400, but we are ahead of schedule and there are still 3 DAYS REMAINING TO INVEST. If you haven't already and want to - it's important to know that we will no longer be accepting investments at the end of the campaign.

On behalf of our entire team, we are beyond thankful to everyone who has believed in us, supported in us and invested in TruckBux. We are just getting started. 🚀

Invest here:
https://lnkd.in/epaWbUD



TRUCKBUX | seedinvest
TRUCKBUX SURPASSES
FUNDING GOAL!
$250,000
Funding Goal
Day 45
last day
Day 1
Seedinvest Launch
$274,400
TODAY
3 DAYS LEFT
3 DAYS
left to invest
Campaign closes on the 31st of July at 11:59PM
seedinvest.com/truckbux

Nick Nanakos • 2nd
Founder, CEO at TruckBux
1mo •

More exciting news! We are 9 days into our 45 day SeedInvest campaign and have raised $117,000. The round is moving fast as anticipated, and our target will soon be hit!

Become a shareholder in TruckBux before it's too late. Given this is a public offering - this is the lowest minimum we've ever had to enter the round, at $1,000 for non-accredited and $10,000 for accredited investors. Meaning there will never be an opportunity to invest in us at this rate again.

Invest here ↴

SeedInvest.com/truckbux


seedinvest.com
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$117,000 raised after being only 9 days into our campaign! Get in while you can..
Invest in TruckBux
Full-stack on
for food truck owners and
Screenshot



Nick Nanakos • 2nd
Founder, CEO at TruckBux
1mo •

In less than 5 days of being on SeedInvest, we've raised $45,500 - which means we are nearly 20% funded!

We are also talking to major VC's throughout SF, LA, NY, and Austin that are contemplating taking the entire round, along with several strategic angels ready to put in between $25k - $100k.

Get in while you can. Invest here:
https://lnkd.in/epaWbUD



Order ahead
for pickup or delivery
Discover
nearby food trucks
Checkout
with Venmo, Apple Pay or Card

In 5 days, we are nearly 20% funded! This will close soon and we have VC's ready to take the entire round - get in while you can.

Invest in TruckBux

Full-stack online ordering platform for food truck owners and their customers

$45,500	$1,000	$6,000,000
Amount raised	Screenshot	Valuation cap

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Nick Nanakos • 2nd
Founder, CEO at TruckBux

2w • 🌐 • • •

It was a pleasure being a guest on **The Crowdfund Podcast** and sharing the most recent updates on **TruckBux** and our current fundraising momentum. Enjoy!

https://lnkd.in/eRvc67R

#truckbux #foodtrucks #restaurants #covid

THE CROWDFUND

S1E2 - TruckBux

open.spotify.com

 24

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Nick Nanakos • 2nd
Founder, CEO at TruckBux
1mo • Edited •

TruckBux has been approved to raise money on a crowdfunding platform called SeedInvest which accepts less than 1% of companies that apply. There's over 350,000+ investors on the platform, and to date they have raised $185M+ for over 150 startups. Our campaign is 45 days, so there is a limited time frame for you to invest, as this will be the only crowd offering we ever do.

The minimum to invest is $1,000 USD for non-accredited investors, and $10,000 for accredited investors. If we fall short of our target, the money gets returned IN FULL to the investors.

Visit: seedinvest.com/truckbux ⤵⤵


TRUCKBUX
Order ahead
for pickup or delivery
Discover
nearby food trucks
Checkout
with Venmo, Apple Pay or Card

TruckBux

seedinvest.com • 2 min read

72 • 15 Comments

Screenshot

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Nick Nanakos • 2nd

Founder, CEO at TruckBux

1mo • 🌐

It was a pleasure collaborating with **Jeremiah De Leon** for the first episode of his New Podcast, "The Strive".

...see more



Jeremiah De Leon • 2nd

💡 BD / strategist

1mo • 🌐

https://lnkd.in/dG8VZPu

The Strive Podcast is LIVE!! (Giving Self-starters exposure duri ...see more

The Strive

Hosted by Jeremiah De Leon

Of Nick Nanakos

Screenshot

TRUCKBUX



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Nick Nanakos • 2nd
Founder, CEO at TruckBux
2w • Edited •

A perfectly written article by the renown veteran financial writer, Robert Lakin featured on Business Insider, Microsoft News (MSN) & InvestorPlace.
...see more



Invest in TruckBux for Major Disruption in the Food Truck Business

msn.com • 4 min read







56 · 2 Comments



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Nick Nanakos • 2nd
Founder, CEO at TruckBux
1mo •

More exciting news! We [Screenshot] our 45 day SeedInvest campaign and have raised $117,000. The roun... is moving fast as anticipated, and our target

1:46

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TRUCKBUX
seedinvest
$186,900
raised in the last month
5 DAYS
REMAIN FOR YOU TO INVEST
visit the link in our bio







36 likes

truckbux You still have a chance to get in 🎉
Hit the link in our bio!

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